BERKSHIRE HATHAWAY INC.

3555 FARNAM STREET

OMAHA, NEBRASKA 68131

TELEPHONE (402) 346-1400

FAX (402) 346-3375

May 14, 2010

Mr. Jeffrey P. Riedler

Assistant Director

Division of Corporate Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Berkshire Hathaway Inc. Form 10-K for Fiscal Year Ended December 31, 2009 Definitive Proxy Statement on Schedule 14A, filed March 11, 2010 File No. 001-14905

Dear Mr. Riedler:

The purpose of this letter is to respond to your letter dated May 3, 2010. To assist you in reviewing our response, we preceded our response with a copy (in bold type) of the point as stated in your letter.

Form 10-K for Fiscal Year Ended December 31, 2009

Definitive Proxy Statement on Schedule 14A, filed March 11, 2010

General

1.

Please disclose for each director or person nominated or chosen to become a director the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the registrant at the time the disclosure was due, in light of the company’s business and structure. See Item 402(e) of Regulation S-K.

In future Definitive Proxy Statements on Schedule 14A, we will include additional disclosures for each person nominated or chosen to become a director regarding their specific experience, qualifications, attributes or skills that support our conclusion that the person nominated should serve as a director. A copy of the form of our revised disclosure for our 2010 director nominees is attached to this letter as Exhibit I. Additional disclosures not previously included in our Definitive Proxy Statement on Schedule 14A are underlined. This form of disclosure will be included in our future Definitive Proxy Statements on Schedule 14A.

Mr. Jeffrey P. Riedler, Assistant Director

Division of Corporate Finance

United States Securities and Exchange Commission

2.

We note that Berkshire provided personal and home security services for Mr. Buffett at a cost of $344,490 during 2009. If Mr. Buffett did not reimburse Berkshire for those services, please revise your summary compensation table to disclose the cost of those services under “All Other Compensation.” Otherwise, if Mr. Buffett reimbursed Berkshire for those services, please state so.

Mr. Buffett’s safety and well being is vital to the operations of Berkshire Hathaway Inc. Mr. Buffett’s personal residence is an extension of his office at Berkshire’s Corporate Headquarters. In fact, Mr. Buffett’s business telephone line is also maintained at his home. As such he conducts significant business on behalf of Berkshire while at his home. Accordingly, we do not believe that personal and home security services provided for Mr. Buffett should be deemed a form of compensation. Our purpose for including this information in our Definitive Proxy Statement on Schedule 14A was to provide information to our shareholders that we deemed to be relevant when considering the election of Mr. Buffett as a director. In the future we will include this type of disclosure in the Related Persons Transactions section of our Definitive Proxy Statements on Schedule 14A.

The company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or further comments, please contact the undersigned at 402-978-5423.

Very truly yours,

BERKSHIRE HATHAWAY INC.

/s/ Marc D. Hamburg
By Marc D. Hamburg Senior Vice President – Chief Financial Officer

cc:	Sebastian Gomez Abero – Staff Attorney Mark Brunhofer – Senior Staff Accountant Ibolya Ignat – Staff Accountant Daniel J. Jaksich

EXHIBIT I

ELECTION OF DIRECTORS

At the 2010 Annual Meeting of Shareholders, a Board of Directors consisting of twelve members will be elected, each director to hold office until a successor is elected and qualified, or until the director resigns, is removed or becomes disqualified.

The Governance, Compensation and Nominating Committee has established certain attributes that it seeks in identifying candidates for directors. In particular they look for individuals who have very high integrity, business savvy, an owner-oriented attitude and a deep genuine interest in Berkshire. These are the same attributes that Warren Buffett, Berkshire’s Chairman and CEO, believes to be essential if one is to be an effective member of the Board of Directors. In considering candidates for director, the Governance, Compensation and Nominating Committee considers the entirety of each candidate’s credentials in the context of these attributes. In the judgment of the Governance, Compensation and Nominating Committee as well as that of the Board as a whole, each of the candidates being nominated for director possesses such attributes.

Upon the recommendation of the Governance, Compensation and Nominating Committee and Mr. Buffett, the members of the Board of Directors have nominated for election the twelve current directors of the Corporation. Certain information with respect to nominees for election as directors is contained in the following table:

WARREN E. BUFFETT, age 79, has been a director of the Corporation since 1965 and has been its Chairman and Chief Executive Officer since 1970. Mr. Buffett is a controlling person of the Corporation. He is also a director of The Washington Post Company and until February 2006, he was also a director of The Coca Cola Company.

Qualifications:

Warren Buffett brings to the Board his forty years of experience as Chairman and Chief Executive Officer of the Corporation.

HOWARD G. BUFFETT, age 55, has been a director of the Corporation since 1993. For more than the past five years, Mr. Buffett has been President of Buffett Farms and President of the Howard G. Buffett Foundation, a charitable foundation that directs funding for humanitarian, conservation and education related issues. He is also a director of Lindsay Manufacturing Co. and he was a director of ConAgra Foods until 2006.

Qualifications:

Howard Buffett brings to the Board his experience as the owner of a small business, as a director of public corporations and as a past elected official in Douglas County, Nebraska.

STEPHEN B. BURKE, age 51, became a director of the Corporation on December 22, 2009. Since 2004 Mr. Burke has been the Chief Operating Officer of Comcast Corporation and from 1998 until January 2010, he was also President of Comcast Cable Communications. Prior to 1998 he was with the Walt Disney Company. He is the Chairman of the Children’s Hospital of Philadelphia and has been a director of JPMorgan Chase and Co. since 2003.

Qualifications:

Stephen Burke brings to the Board his experience as a senior executive of a public corporation and as chairman of a major charitable institution and his financial expertise as a director of a major banking institution.

SUSAN L. DECKER, age 47, has been a director of the Corporation since 2007. Ms. Decker is currently Entrepreneur-in-Residence at Harvard Business School. Ms. Decker had been the President of Yahoo! Inc., a global Internet brand, from June 2007 to April 2009. From December 2006 to June 2007 she served as head of Yahoo! Inc.’s Advertiser and Publisher Group. From June 2000 through June 2007, she served as Yahoo! Inc.’s Chief Financial Officer. Ms. Decker is also a director of Costco Wholesale Corporation and Intel Corporation and she was a director of Pixar until May 2006.

Qualifications:

Susan Decker brings to the Board her experience as a past senior executive of a public corporation and a director of public corporations and her financial expertise as a former financial analyst and a former member of the Financial Accounting Standards Advisory Council.

WILLIAM H. GATES III, age 54, has been a director of the Corporation since 2005. For more than the past five years, Mr. Gates has been Chairman of the Board of Directors of Microsoft Corporation, a software company. Mr. Gates was the Chief Executive Officer of Microsoft Corporation from its incorporation in 1981 until January 2000.

Qualifications:

William Gates brings to the Board his experience and financial expertise as the chairman of the board of directors and as a past chief executive officer of a public corporation and as the co-chair of a major charitable foundation.

DAVID S. GOTTESMAN, age 83, has been a director of the Corporation since 2003. For more than the past five years, he has been a principal of First Manhattan Co., an investment advisory firm.

Qualifications:

David Gottesman brings to the Board his experience and financial expertise as principal of a private investment manager.

CHARLOTTE GUYMAN, age 53, has been a director of the Corporation since 2003. Ms. Guyman was a general manager with Microsoft Corporation until July 1999 and has been retired since that time. She is currently Chairman of the Board of Directors of UW Medicine, an academic medical center.

Qualifications:

Charlotte Guyman brings to the Board her experience as a senior executive of a public corporation and financial expertise as chairman of a major charitable institution.

DONALD R. KEOUGH, age 83, has been a director of the Corporation since 2003. For more than the past five years, he has been Chairman of Allen & Company, an investment banking firm. Mr. Keough currently is a director of InterActive Corp. and The Coca-Cola Company.

Qualifications:

Donald Keough brings to the Board his experience and financial expertise as the chairman of an investment banking firm, director of public corporations and as a past senior executive of a public corporation.

CHARLES T. MUNGER, age 86, has been a director and Vice Chairman of the Corporation’s Board of Directors since 1978. Since 1984, he has been Chairman of the Board of Directors and Chief Executive Officer of Wesco Financial Corporation, approximately 80%-owned by the Corporation. He has also served as President of Wesco Financial Corporation since May 2005. Mr. Munger is also Chairman of the Board of Directors of Daily Journal Corporation and a director of Costco Wholesale Corporation.

Qualifications:

Charles Munger brings to the Board his thirty-two years of experience as Vice Chairman of the Corporation.

THOMAS S. MURPHY, age 84, has been a director of the Corporation since 2003. Mr. Murphy has been retired since 1996. He was Chairman of the Board and Chief Executive Officer of Capital Cities/ABC, Inc. from 1966 to 1990 and from February 1994 until his retirement in 1996.

Qualifications:

Thomas Murphy brings to the Board his experience and financial expertise as a past chief executive officer of a public corporation and as a past director of public corporations.

RONALD L. OLSON, age 68, has been a director of the Corporation since 1997. For more than the past five years, he has been a partner in the law firm of Munger, Tolles & Olson LLP. He is also a director of City National Corporation, Edison International, Southern California Edison and The Washington Post Company and he is a trustee of Western Asset Funds.

Qualifications:

Ronald Olson brings to the Board his experience and expertise in legal issues and corporate governance as a partner of a law firm and as a director of pubic corporations.

WALTER SCOTT, JR., age 78, has been a director of the Corporation since 1988. For more than the past five years, he has been Chairman of the Board of Directors of Level 3 Communications, Inc., which is engaged in telecommunications and computer outsourcing and is a successor to certain businesses of Peter Kiewit Sons’ Inc. He is also a director of Peter Kiewit Sons’ Inc. and Valmont Industries Inc. Mr. Scott was a director of Burlington Resources, Inc. until March 2006 and a director of Commonwealth Telephone Enterprises, Inc. until March 2007.

Qualifications:

Walter Scott brings to the Board his experience and financial expertise as a past chief executive officer and as a director of both public and private corporations and as chairman of a major charitable foundation.